SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant to Rule 13d-1(b), (c) and (d) and

Amendments Thereto Filed Pursuant to Rule 13d-2

Under the Securities Exchange Act of 1934

(Amendment No.             )*

AirMedia Group Inc.

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

G0135J 109

(CUSIP Number)

December 31, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G0135J 109	13G	Page 2 of 6 Pages

1	Name of Reporting Person Qing Xu
2	Check the Appropriate Box if A Member of A Group (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 6,950,560 ordinary shares
6 Shared Voting Power 0
7 Sole Dispositive Power 6,950,560 ordinary shares
8 Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 6,950,560 ordinary shares
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares	☐
11	Percent of Class Represented By Amount In Row 9 5.2%
12	Type of Reporting Person IN

CUSIP No. G0135J 109	13G	Page 3 of 6 Pages

1	Name of Reporting Person Mambo Fiesta Limited
2	Check the Appropriate Box if A Member of A Group (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 6,950,560 ordinary shares
6 Shared Voting Power 0
7 Sole Dispositive Power 6,950,560 ordinary shares
8 Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 6,950,560 ordinary shares
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares	☐
11	Percent of Class Represented By Amount In Row 9 5.2%
12	Type of Reporting Person CO

CUSIP No. G0135J 109	13G	Page 4 of 6 Pages

Item 1	(a).	Name of Issuer:

AirMedia Group Inc.

Item 1	(b).	Address of Issuer’s Principal Executive Offices:

17/F, Sky Plaza No. 46 Dongzhimenwai Street Dongcheng District, Beijing 100027 People’s Republic of China

Item 2	(a).	Name of Person Filing:

Qing Xu Mambo Fiesta Limited

Item 2	(b).	Address of Principal Business Office or, if None, Residence:

Qing Xu AirMedia Group Inc. 17/F, Sky Plaza No. 46 Dongzhimenwai Street Dongcheng District, Beijing 100027 People’s Republic of China

Mambo Fiesta Limited c/o Qing Xu AirMedia Group Inc. 17/F, Sky Plaza No. 46 Dongzhimenwai Street Dongcheng District, Beijing 100027 People’s Republic of China

Item 2	(c).	Citizenship:

Qing Xu – People’s Republic of China

Mambo Fiesta Limited – British Virgin Islands

Item 2	(d).	Title of Class of Securities:

Ordinary Shares

Item 2	(e).	CUSIP Number:

G0135J 109

Item 3.	Not Applicable

CUSIP No. G0135J 109	13G	Page 5 of 6 Pages

Item 4.	Ownership:

The following information with respect to the ownership of the ordinary shares of the issuer by each of the reporting persons is provided as of December 31, 2007:

Reporting Person	Amount beneficially owned:	Percent of class:	Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Qing Xu	6,950,560	5.2%	6,950,560	0	6,950,560	0
Mambo Fiesta Limited	6,950,560	5.2%	6,950,560	0	6,950,560	0

Mambo Fiesta Limited, a British Virgin Islands company, is the record owner of 6,950,560 ordinary shares of the issuer. Mambo Fiesta Limited is wholly owned by Mr. Qing Xu. Pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), Mr. Qing Xu may be deemed to beneficially own all of the shares held by Mambo Fiesta Limited.

Item 5.	Ownership of Five Percent or Less of a Class:

Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

Not applicable

Item 8.	Identification and Classification of Members of the Group:

Not applicable

Item 9.	Notice of Dissolution of Group:

Not applicable

Item 10.	Certification:

Not applicable

CUSIP No. G0135J 109	13G	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 6, 2008

Qing Xu	/s/ Qing Xu
Qing Xu

Mambo Fiesta Limited	By:	/s/ Qing Xu
	Name:	Qing Xu
	Title:	Director

LIST OF EXHIBITS

Exhibit No.	Description
A	Joint Filing Agreement